SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8387 SBARROS@SIDLEY.COM

January 5, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jennifer Gowetski
Andrew Mew

Re:    Zai Lab Ltd
Form 10-K for Fiscal Year Ended December 31, 2022
Response dated December 4, 2023
File No. 001-38205

Ladies and Gentlemen:

    On behalf of our client, Zai Lab Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated December 21, 2023 on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s response. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1.We note your statement that you reviewed public filings, material contracts and director and officer questionnaires in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it did not review materials other than the public filings, material contracts and director and officer questionnaires previously described, nor did it rely upon any legal opinions or third party certifications such as affidavits as the basis for its submissions under paragraph (a).

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Additionally, the Company respectfully makes reference to the response set forth in its letter dated September 20, 2023 to comment 1 of the Staff’s letter dated September 13, 2023, quoted below:

For the purpose of making these determinations [under Item 9C(b)(2) through (5) of Form 10-K], the Company reviewed its material contracts and relied upon the Schedules 13D and 13G and the amendments thereto filed by the Company’s shareholders. The Company believes such reliance is reasonable and sufficient because major shareholders are legally obligated to file beneficial ownership schedules with the Commission. In addition, the Company respectfully submits that its annual director and officer questionnaire (“D&O Questionnaire”) solicits information regarding its directors’ outside affiliations. The Company relied upon information provided in response to its D&O Questionnaire in making the above statement that there is no foreign government representative on the Company’s board of directors. The Company respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for its determination.

The Company affirms the above response, and submits that it did not review materials other than the public filings, material contracts and director and officer questionnaires previously described, nor did it rely upon any legal opinions or third party certifications such as affidavits as the basis for its submissions under paragraphs (b)(2) or (b)(3) of Item 9C of Form 10-K.

2.In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

As noted in response to comment 1, the Company respectfully submits that its D&O Questionnaire solicited information regarding its directors’ outside affiliations and specifically requested directors to indicate whether they were officials of the Chinese Communist Party. The Company relied upon information provided in response to its D&O Questionnaires, where each director of the Company confirmed that he/she was not an official of the Chinese Communist Party. In addition, the Company is not aware of any current members of its board or the boards of its consolidated foreign operating entities who are officials of the Chinese Communist Party or are members of any committee of the Chinese Communist Party. In making this determination, the Company did not consider affiliations of its board members or board members of its consolidated foreign operating entities that predated such persons’ tenure on the boards of the Company or its consolidated foreign operating entities. The Company also did not rely upon any third party certifications or affidavits in making such determinations. Finally, the Company did not take any additional steps to confirm that none of the members of the Company’s board or the boards of the Company’s consolidated foreign operating entities are officials of the Chinese Communist Party.

Thank you for your consideration in reviewing the above responses. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Sonia Barros of Sidley Austin LLP at (202) 736-8387 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sonia Barros
Sonia Barros

cc:    Yajing Chen
    Bruce Blefeld
    Aslynn Hogue